SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        N/A.

Ad Hoc Disclosure

The ad hoc disclosure dated June 28, 2002, and filed by the registrant with the Frankfurt Stock Exchange on June 28, 2002, regarding the registrant’s agreement in principle with a committee representing the holders of over 70% of the outstanding principal amount of the registrant’s EUR 200 million 10 5/8% Senior Subordinated Notes due 2010 (the “Notes”) to exchange the Notes for the registrant’s ordinary shares, is attached to this report as Appendix A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: June 28, 2002	By:	/s/ Michael W. Nimtsch Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

APPENDIX A

IFCO Systems N.V. Announces Agreement Regarding Note Exchange

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

IFCO Systems N.V. (“IFCO” or the “Company”) announces that it has reached an agreement in principle with a committee (the “Ad Hoc Committee”) representing the holders of over 70% of the outstanding principal amount of the Company’s EUR 200 million 10 5/8% Senior Subordinated Notes due 2010 (the “Notes”) to exchange the Notes for ordinary shares in IFCO in a debt for equity swap. The agreement in principle has the support of the Schoeller Group entities that own 45.5% of the Company’s outstanding voting stock. Following completion of the debt to equity swap, and assuming all of the Notes are exchanged in the contemplated transaction, IFCO’s debt will be reduced by EUR 216 million (the outstanding principal amount plus accrued interest) and equity will be increased by EUR 216 million.

Under the terms of the agreement between IFCO, the Noteholders and IFCO’s principal shareholders, the Noteholders will exchange their EUR 200 million Notes for ordinary shares of IFCO initially representing 90% of the issued and outstanding ordinary shares immediately post-exchange. Depending on the future performance of the Company, current shareholders could eventually own up to 35% of the pro forma share capital of the Company on a post-exchange basis, based on the equity valuation of the Company on the later of the third anniversary of the closing of the exchange or September 30, 2005.

The proposed restructuring will put IFCO in a stronger financial position as the EUR 216 million reduction in debt will also result in increased cash flow of EUR 21 million per annum reflecting reduced interest expense. IFCO’s debt reduction resulting from the debt for equity swap will better position IFCO to pursue growth opportunities in the European and U.S. RTC business and further extend its leadership in the North American pallet reconditioning business.

Further details of the proposed restructuring will be released in due course.

End of ad-hoc-announcement (c) DGAP 28.06.2002

Issuer’s information/explanatory remarks concerning this ad-hoc-announcement:

Karl Pohler, the Company’s Chief Executive Officer said: “We are delighted that we have reached an agreement with the Noteholders to exchange the Notes for equity. Following the exchange, we will be in a financially stronger position with improved financial resources to build on our market leading positions in the European and U.S. RTC businesses and the U.S. pallet services industry. We are very excited about IFCO’s future prospects and look forward to continuing our very good relations with all of our strategic partners who have been extremely supportive of the Company.”

Christoph Schoeller, Co-Chairman of IFCO said: “As co-chairman of the Company, I am delighted that we have reached an agreement to exchange the Notes for equity. This agreement was concluded in a spirit of partnership between all stakeholders of the Company and we are looking forward to building a great business together.”

Joseph Swanson, Houlihan Lokey Howard & Zukin, Adviser to the Ad Hoc Committee of Noteholders, said: “The Noteholders believe that the constructive spirit in which the negotiations have been conducted has led to a satisfactory outcome for all stakeholders. As a result, the Company is now in a position to pursue its strategic objectives and deliver profitable growth for the benefit of all parties.”

For further information, please contact:
IFCO Systems N.V.
Karl Pohler, Chief Executive Officer

Tel: +49 89 7449 1112
Michael Nimtsch, Chief Financial Officer
Tel: +49 89 7449 1240
Gabriela Sexton, Investor Relations
Tel: +49 89 7449 1223
Gleacher & Company
Robert A. Engel, Managing Director
Tel: +44 207 484 1121
Kenneth Ryan, Director
Tel: +44 207 484 1133
Financial Advisors to the Ad Hoc Committee of Noteholders:
Houlihan Lokey Howard & Zukin Capital
Joseph Swanson, Senior Vice President
Tel: +44 207 839 3355
Close Brothers Corporate Finance Limited
Peter Marshall, Director
Tel: +44 207 655 3768